Plastec Technologies, Ltd.

PLASTEC TECHNOLOGIES REPORTS UNAUDITED FISCAL 2012 FIRST AND SECOND QUARTER FINANCIAL RESULTS

FY 2012 Q1 Financial Highlights
•	Sales of $49.3 million, an increase of 27.2% year-over-year
•	Gross margin of 15.5% compared to 19.2% in the prior year period
•	EBITDA of $10.1 million, up 6.8% year-over-year
•	Net income of $3.6 million, or $0.21 per diluted share

FY 2012 Q2 Financial Highlights
•	Sales of $43.7 million, a decrease of 7.8% year-over year
•	Gross margin of 9.7% compared to 19.7% in the prior year period
•	EBITDA of $6.2 million, down 43.1% year-over-year
•	Net income of $0.6 million, or $0.04 per diluted share

Fiscal 2012 Six Month Financial Highlights
•	Sales of $93.1 million, an increase of 7.9% year-over-year
•	Gross margin of 12.8% compared to 19.5% in the prior year period
•	EBITDA of $16.3 million, down 20.0% year-over-year
•	Net income of $4.2 million, or $0.24 diluted earnings per share
•	$15.0 million cash generated from operations for the six months ended October 31, 2011

Hong Kong – January 3, 2012 – Plastec Technologies, Ltd. (OTCBB: PLTYF (common stock), PLTWF (warrants), PLTEF (units), (“Plastec” or the “Company”), an integrated plastic manufacturing services provider that operates in the People’s Republic of China, announced today its unaudited financial results for fiscal 2012 first  quarter ended July 31, 2011 and second quarter ended October 31, 2011.

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January 3, 2012

See attached tables at the end of this release in Hong Kong Dollars (HKD).  All other amounts in this press release are presented in U.S. dollars (USD) with a conversion rate of US$1.0: HK$7.8 (see table below).
Plastec Technologies, Ltd.
Selected Financial Statements in USD ($ in millions, except per share data)
	3 months ended 7/31/2011	3 months ended 7/31/2010	3 months ended 10/31/2011	3 months ended 10/31/2010	6 months ended 10/31/2011	6 months ended 10/31/2010
Sales	49.3	38.8	43.7	47.5	93.1	86.2
Cost of Revenues	41.7	31.3	39.5	38.1	81.2	69.4

Gross Profit	7.6	7.4	4.2	9.4	11.9	16.8
Gross Profit Ratio	15.5%	19.2%	9.7%	19.7%	12.8%	19.5%

Income from Operations	5.2	5.3	1.3	6.4	6.5	11.7
Net Income	3.6	4.4	0.6	5.4	4.2	9.7
Diluted EPS	0.21	0.62	0.04	0.76	0.24	1.38
EBITDA	10.1	9.4	6.2	11.0	16.3	20.4

Mr. Kin Sun Sze-To, Chairman of Plastec, stated, “For the first fiscal half year of 2012, we were pleased to have completed a 9,000 square meter facility at our largest location in Shenzhen in September 2011, which increased our mold manufacturing capabilities by 20%.  While we did see a general slowdown in market conditions and slowing trends in the new products developments of some of our major customers, we expect that China’s continuing economic development coupled with a large global demand for our unique service offering in the plastics industry will continue to drive demand in the future.  We believe our financial position is very strong, with approximately $31.4 million in cash as of October 31, 2011 and a continued record of generating operating cash flow while still regularly investing in our business.”

Mr. Sze-To continued, “We continued to execute our diversification strategy and actively search for new clients and new orders in consumer electronics and other sectors that require high-quality, specialized plastic molding and plastic injection services. We will continue this same strategy to grow our business organically while also seeking appropriate merger and acquisition opportunities to help build on our position as an industry leader.”

Fiscal Year 2012 First Quarter Financial Review
•	The Company’s total sales for the three months ended July 31, 2011 increased 27.2% to $49.3 million from $38.8 million.
•
Plastec’s gross profit margin for the three months ended July 31, 2011 decreased to 15.5% from 19.2% in the prior-year period.  The decrease in gross margin was largely the result of higher cost of sales due to rising labor costs in China, increased and inflated cost of raw materials and factory overheads.  The impact of the higher costs could not be mitigated in the first half of the year, but the Company expects to mitigate the effect by raising sales prices in the future.

•
EBITDA for the three months ended July 31, 2011 was $10.1 million, compared to $9.4 million in the prior three-month period. A table reconciling EBITDA to net income can be found at the end of this release.

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January 3, 2012

•
Net income for the three months ended July 31, 2011 was $3.6 million, or $0.21 per share based on a weighted average number of diluted shares outstanding of 16.7 million, compared to net income of 4.4 million, or $0.62 per share based on 7.1 million weighted average number of diluted shares, in the prior-year period.

Fiscal Year 2012 Second Quarter Financial Review
•	The Company’s total sales for the three months ended October 31, 2011 decreased 7.8% to $43.7 million from $47.5 million.
•	The Company’s gross profit margin for the three months ended October 31, 2011 was 9.7%, compared to 19.7% in the prior-year period, largely due to the increased cost of sales as mentioned above.
•	EBITDA for the three months ended October 31, 2011, was $6.2 million, compared to $11.0 million in the prior three-month period.
•
Net income for the three months ended October 31, 2011 was $0.6 million, or $0.04 per share based on a weighted average number of diluted shares outstanding of 16.7 million, compared to $5.4 million, or $0.76 per share based on 7.1 million weighted average number of diluted shares, in the prior-year period.

Fiscal 2012 Six Month Financial Review
•
The Company’s total sales for the six months ended October 31, 2011 increased 7.9% to $93.1 million from $86.2 million.  Plastec’s sales grew during the period as a result of increased sales from its existing larger client base during the first three months of the fiscal year from its expanded manufacturing capacity and a decrease of second quarter was due to decreasing order from some of the Company’s major customers which are in a longer phase of developing new products.

•	The Company’s gross profit margin during the six months ended October 31, 2011 decreased 12.8% compared to 19.5% same period last year, due to the reasons of increased cost of sales cited above.
•	EBITDA for the six months ended October 31, 2011 was $16.3, compared to $20.4 in the prior year period.
•
Net income for the six months ended October 31, 2011 was $4.2 million, or $0.24 per share based on a weighted average number of diluted shares outstanding of 16.7 million, compared to $9.7 million, or $1.38 per share based on 7.1 million weighted average number of diluted shares, in the prior-year period.

Balance Sheet Highlights
As of October 31, 2011, the Company had cash and cash equivalents of $31.4 million; working capital of $27.3 million, total bank borrowings of $19.8 million, and shareholders’ equity of $100.8 million.

About Plastec
Originally founded in 1993 by Chairman and CEO, Mr. Kin Sun Sze-To, Plastec is an integrated plastic manufacturing services provider that operates in the People’s Republic of China through its wholly owned subsidiaries. With approximately 5,500 employees, Plastec currently operates 6 separate, high-output, low-defect facilities (with gross floor areas of approximately 167,000 square meters) in 5 locations in Guangdong province in Southern China and Jiangsu province in Eastern China. Plastec provides precision plastic manufacturing services from mold design and fabrication, plastic injection manufacturing to secondary-process finishing, as well as parts assembly.

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January 3, 2012

Forward Looking Statements
This press release contains “forward-looking statements.” These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Actual results may differ from expectations, estimates and projections and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.

CONTACT:	INVESTOR RELATIONS:
Plastec Technologies, Ltd.	The Equity Group Inc.
Eli D. Scher	Adam Prior
Director	Vice President
eli@plastec.com.hk	(212) 836-9606
aprior@equityny.com

HL Ning	Katherine Yao
Chief Financial Officer	Account Executive
ning@plastec.com.hk	kyao@equityny.com

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January 3, 2012

PLASTEC TECHONOLOGIES, LTD.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (UNAUDITED)
(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 3 months ended
	July 31,
	2011		2010
	HK$		HK$

Revenue		384,651		302,322
Cost of revenues		(324,982)		(244,419)
Gross profit		59,669		57,903

Operating expenses
Selling, general and administrative expenses		(19,828)		(17,457)
Other income		353		460
Gain on disposals of property, plant and equipment		76		375
Total operating expenses, net		(19,399)		(16,622)

Income from operations		40,270		41,281

Interest income		51		16
Interest expense		(722)		(664)
Income before income tax expense		39,599		40,633

Income tax expense		(11,903)		(6,394)
Net income (Note)		27,696		34,239

Other comprehensive income
Foreign currency translation adjustment		7,138		60
Comprehensive income attributable to Plastec Technologies, Ltd.		34,834		34,299

Weighted average number of ordinary shares		16,733,196		7,054,583
Weighted average number of diluted ordinary shares		16,733,196		7,054,583

Basic earnings per share attributable to Plastec Technologies, Ltd.	HK$	1.6	HK$	4.9
Diluted earnings per share attributable to Plastec Technologies, Ltd.	HK$	1.6	HK$	4.9

Note:  Income tax expenses for the 3 months ended July 31, 2010 included a tax adjustment for HK$2,431 for additional tax payable under enterprise income tax in China.

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January 3, 2012

PLASTEC TECHONOLOGIES, LTD.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (UNAUDITED)
(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 3 months ended				For the 6 months ended
	October 31,				October 31,
	2011		2010		2011		2010
	HK$		HK$		HK$		HK$

Revenue		341,163		370,280		725,814		672,602
Cost of revenues		(308,036)		(297,216)		(633,018)		(541,635)
Gross profit		33,127		73,064		92,796		130,967

Operating expenses
Selling, general and administrative expenses		(23,872)		(22,299)		(43,700)		(39,756)
Other income		866		135		1,219		595
Gain/(loss) on disposal of property, plant and equipment		62		(1,303)		138		(928)
Total operating expenses, net		(22,944)		(23,467)		(42,343)		(40,089)

Income from operations		10,183		49,597		50,453		90,878

Interest income		64		22		115		38
Interest expense		(719)		(689)		(1,441)		(1,353)
Income before income tax expense		9,528		48,930		49,127		89,563

Income tax expense		(4,744)		(7,138)		(16,647)		(13,532)
Net income (Note)		4,784		41,792		32,480		76,031

Other comprehensive income
Foreign currency translation adjustment		-		193		7,138		253
Comprehensive income attributable to Plastec Technologies, Ltd.		4,784		41,985		39,618		76,284

Weighted average number of ordinary shares		16,733,196		7,054,583		16,733,196		7,054,583
Weighted average number of diluted ordinary shares		16,733,196		7,054,583		16,733,196		7,054,583

Basic earnings per share attributable to Plastec Technologies, Ltd.	HK$	0.3	HK$	5.9	HK$	1.9	HK$	10.8
Diluted earnings per share attributable to Plastec Technologies, Ltd.	HK$	0.3	HK$	5.9	HK$	1.9	HK$	10.8

Note:  Income tax expenses for the three months and six months ended Oct 31, 2010 included tax adjustments for HK$2,431 and HK$4,862 for additional tax payable under enterprise income tax in China.

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January 3, 2012

PLASTEC TECHONOLOGIES, LTD.
CONSOLIDATED BALANCE SHEETS
(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	As of	As of
	October 31, 2011	April 30, 2011
	HK$	HK$
	(Unaudited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	244,957	219,757
Trade receivables, net of allowances for doubtful accounts of HK$nil and HK$nil as of Oct 31 and Apr 30 2011 respectively	301,035	270,763
Inventories	109,096	117,733
Deposits, prepayment and other receivables	15,434	8,357
Total current assets	670,522	616,610

Property, plant and equipment, net	552,777	551,079
Prepaid lease payment, net	25,529	26,237
Other assets	9,079	8,001
Total assets	1,257,907	1,201,927

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Bank borrowings	154,447	169,710
Capital lease obligations	2,376	5,311
Trade payables	124,366	127,987
Other payables and accruals	103,891	80,811
Tax payable	72,445	56,389
Total current liabilities	457,525	440,208

Capital lease obligations	-	303
Deferred tax liabilities	14,504	15,156

Total liabilities	472,029	455,667

Commitments and contingencies	-	-

Shareholders' equity
Preferred shares (US$0.001 par value; 1,000,000 share authorized, none issued and outstanding)	-	-
Ordinary shares (US$0.001 par value; 100,000,000 shares authorized, 16,733,196 shares and 16,733,196 shares issued and outstanding as of Oct 31 and Apr 30, 2011 respectively)	131	131
Additional paid-in capital	169,973	169,973
Accumulated other comprehensive income	15,244	8,106
Retained earnings	600,530	568,050
Total Plastec Technologies, Ltd. shareholders' equity	785,878	746,260

Total liabilities and shareholders' equity	1,257,907	1,201,927

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January 3, 2012

PLASTEC TECHONOLOGIES, LTD.
CONSOLIDATED STATEMENTS OFCASH FLOWS (UNAUDITED)
(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 6 months ended
	October 31,
	2011	2010
	HK$	HK$
Operating activities
Net Income after taxation	32,480	76,031
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	78,165	67,912
Net loss/(gain) on disposal of property, plant and equipment	(138)	928
Deferred tax charge	(652)	-
Change in operating assets and liabilities:
Trade receivables	(30,272)	(92,816)
Inventories	8,637	(32,474)
Deposits, prepayment and other receivables	(7,075)	3,548
Trade payables	(3,621)	10,270
Other payables and accruals	23,080	32,129
Tax payables	16,056	13,532

Net cash provided by operating activities	116,660	79,060

Investing activities
Purchase of property, plant and equipment	(73,075)	(102,512)
Proceeds from disposal of property, plant and equipment	2,127	1,268
Deposits for purchase of property, plant and equipment	(9,080)	(10,804)

Net cash used in investing activities	(80,028)	(112,048)

Financing activities
Proceeds from bank borrowings	187,277	249,377
Repayment of bank borrowings	(202,540)	(174,760)
Repayment of capital lease obligations	(3,238)	(5,323)
Dividends paid	-	(30,000)

Net cash provided by/(used in) financing activities	(18,501)	39,294

Effect of exchange rate changes on cash and cash equivalents	7,069	253

Net increase in cash and cash equivalents	18,131	6,306
Cash and cash equivalents, beginning of period	219,757	151,304
Cash and cash equivalents, end of period	244,957	157,863

Supplementary

interest paid	1,326	1,315
income tax paid	1,243	-

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RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

A reconciliation of Adjusted EBITDA to net income is provided below:

	3 months ended July 31,		3 months ended October 31,		6 months ended October 31,
HKD’000	2011	2010	2011	2010	2011	2010
Net income (Note)	27,267	33,404	3,856	42,960	31,123	76,364
Plus : Interest expenses	722	664	719	689	1,441	1,353
Minus : Interest income	(51)	(16)	(64)	(22)	(115)	(38)
Plus : Income tax expense	11,903	6,394	4,744	7,138	16,647	13,532
Income from Operations	39,841	40,446	9,255	50,765	49,096	91,211
Plus : Depreciation & Amortization	38,824	33,215	39,341	34,697	78,165	67,912
Adjusted EBITDA	78,665	73,661	48,596	85,462	127,261	159,123

Note:  Excl. Other Incomes and gain/(loss) on disposal

This press release includes financial information (EBITDA) not derived in accordance with generally accepted accounting principles or international financial reporting standards.  Plastec believes that the presentation of such financial information provides more useful information to investors as it indicates more clearly Plastec’s future performance.  EBITDA was derived by taking earnings before interest expense (net), taxes, depreciation and amortization as adjusted for certain one-time non-recurring items and exclusions.